Exhibit 99.87

925 Broadbeck Dr., Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol; KEI QTCQX ticker symbol; KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY ANNOUNCES NET INCOME OF $4.3 MILLION AND

EPS OF $0.12 PER SHARE FOR SECOND QUARTER OF 2023

THOUSAND OAKS, CALIFORNIA, August 3, 2023 -

All amounts are in U.S. Dollars unless otherwise indicated:

SECOND QUARTER HIGHLIGHTS

●	Average production for the second quarter of 2023 was 2,415 BOEPD, an increase of 25% compared to the second quarter of 2022 average production of 1,928 BOEPD. This increase is due to production from the Emery 17-2H, the Brock 9-3H and the Glenn 16-3H wells which started production at the end of 2022 and the Barnes 8-1H, Barnes 8-2H and Barnes 8-3H wells which started production in the last week of June 2023. The production increases were partially offset by existing wells that were shut-in for two to four weeks of the quarter while completion operations were underway. Approximately 800 BOEPD was shut-in for two weeks and 300 BOEPD was shut-in for four weeks during the second quarter
●	Adjusted EBITDA(1) was $7.6 million in the second quarter of 2023 compared to $8.6 million in the second quarter of 2022, a decrease of 12%. The decrease was due to a decrease in average prices of 37% partially offset by a 25% increase in production
●	Revenue, net of royalties was $10.1 million in the second quarter of 2023 compared to $12.4 million for second quarter of 2022, a decrease of 19%, due to lower average prices partially offset by higher production
●	Net income in the second quarter of 2023 was $4.3 million and EPS was $0.12/share compared to $7.0 million and EPS of $0.20/share in the second quarter of 2022. The decrease was due to lower average prices and higher depletion and depreciation expense partially offset by higher production and lower realized losses on commodity contracts compared to the prior year second quarter
●	Average netback from operations(2) for the second quarter of 2023 was $39.97/boe, a decrease of 37% from the prior year second quarter due to higher average prices in 2022. Netback including commodity contracts(2) for the second quarter of 2023 was $38.60/boe which was 28% lower than the prior year second quarter
●	Production and operating expenses per barrel averaged $6.04 per BOE in the second quarter of 2023 compared to $7.77 per BOE in the second quarter of 2022, a decrease of 22%. The decrease was due to increased production which reduced the per barrel fixed costs and lower production taxes due to a decrease in prices
●	At June 30, 2023, the Company had $21.8 million of available borrowing capacity on its credit agreement and its net debt outstanding was $16.8 million

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

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(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

Kolibri’s President and Chief Executive Officer, Wolf Regener commented:

“We are extremely excited about the execution of our 2023 drilling program as we continue to make progress in maximizing the development of our Tishomingo field. The early performance of the Barnes 8-1H and Barnes 8-2H wells is on track to confirm that we can economically downspace to six Caney wells per section and the early results of the Barnes 8-3H T-zone well indicate that T-zone wells are also likely to be economic.

“We are now accelerating our development plans by drilling five continuous wells to close out our 2023 drilling program. We are currently drilling the Barnes 7-5H well, to be followed immediately by the Barnes 7-4H well, which are both located in the lower Caney. We will then begin drilling the next three well pad, consisting of two lower Caney wells and one T-zone well, while we simultaneously fracture stimulate the Barnes 7-5H and Barnes 7-4H wells. We will continue to fund our drilling program primarily from operating cash flow but expect our net debt to increase slightly at year-end as we manage our working capital from the accelerated drilling schedule.

“Average production for the second quarter of 2023 was 2,415 BOEPD, an increase of 25% compared to the second quarter of 2022 average production of 1,928 BOEPD due to the five wells that were drilled in the prior year partially offset by the shut-in wells during completion operations. At the end of the second quarter, our exit rate production was about 3,400 BOEPD. This does not include about 300 BOEPD of production that was either shut-in or was in the process of dewatering after being impacted by the completion operations.

“Adjusted EBITDA(1) was $7.6 million in the second quarter of 2023 compared to $8.6 million in the second quarter of 2022, a decrease of 10%. The decrease was due to a 37% decrease in average prices, partially offset by a 25% increase in production.

“Net revenue decreased by 19% to $10.1 million in the second quarter of 2023 compared to $12.4 million for the second quarter of 2022 due to the average price decline partially offset by higher production. We expect revenue to increase in the third quarter due to production from the three recently completed wells in addition to production from the Barnes 7-4H and Barnes 7-5H wells which we anticipate to begin before the end of the third quarter.

“Net income in the second quarter of 2023 was $4.3 million with EPS of $0.12/share compared to $7.0 million with EPS of $0.20/share in the second quarter of 2022. The decrease was due to lower average prices and higher depletion and depreciation expense partially offset by higher production and lower realized losses on commodity contracts compared to the prior year second quarter.

“Netback from operations(2) for the second quarter of 2023 was $39.97/boe, a decrease of 37% from the prior year second quarter due to higher average prices in 2022. Netback including commodity contracts(2) for the second quarter of 2023 was $38.60/boe, which was 28% lower than the prior year second quarter.

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“Operating expenses per barrel averaged $6.04 per BOE in the second quarter of 2023 compared to $7.77 per BOE in the second quarter of 2022, a decrease of 22%. The decrease was due to increased production which reduced the per barrel fixed costs and lower production taxes due to a decrease in prices.”

	Second Quarter			First Six Months
	2023	2022	%	2023	2022	%

Net Income :
$ Thousands	$4,268	$7,007	(39)%	$12,164	$4,551	167%
$ per basic common share	$0.12	$0.20	(40)%	$0.34	$0.13	162%
$ per diluted common share	$0.12	$0.19	(37)%	$0.33	$0.13	154%

Capital Expenditures	$15,742	$7,572	108%	$19,930	$14,973	33%

Average Production (Boepd)	2,415	1,928	25%	2,803	1,493	88%
Average Price per Barrel	$58.00	$92.02	(37)%	$60.75	$86.06	(29)%
Average Netback from operations(2) per Barrel	$39.97	$63.06	(37)%	$42.07	$58.11	(28)%
Average Netback including commodity contracts(2) per Barrel	$38.60	$53.66	(28)%	$40.66	$47.78	(15)%

	June 2023	March 2023	December 2022

Cash and Cash Equivalents	$975	$3,058	$1,037
Working Capital	$(8,274)	$113	$(6,569)
Borrowing capacity	$21,842	$6,842	$6,842

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

Second Quarter 2023 versus Second Quarter 2022

Oil and gas gross revenues totaled $11,989,000 in the quarter versus $14,365,000 in the second quarter of 2022. Oil revenues decreased $2,376,000 or 17% as average oil prices decreased by $37.41 per barrel or 34%, partially offset by an oil production increase of 27% to 1,821 bopd. Natural gas revenues decreased $518,000 or 69% to $232,000 as average natural gas prices decreased by $4.65/mcf or 72% to $1.83/mcf partially offset by a natural gas production increase of 10% to 1,397 mcfpd. Natural gas liquids (NGLs) revenues decreased $504,000 or 49% as average NGL prices decreased 61% to $15.97/boe partially offset by a NGL production increase of 30% to 361 boepd.

Average production for the second quarter of 2023 was 2,415 BOEPD, an increase of 25% compared to the second quarter of 2022 average production of 1,928 BOEPD due to the five wells that were drilled in the prior year partially offset by the shut-in wells during completion operations.

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Production and operating expenses decreased to $1,147,000 in the second quarter of 2023, a decrease of 21%. The decrease is due to lower production taxes and compressor costs which are accounted for as leases under IFRS 16 and therefore not included in the second quarter of 2023 production and operating expenses. Production and operating expenses including these compressor costs would have been $1.3 million for the second quarter of 2023. The decrease was partially offset by the increase in production.

Depletion and depreciation expense increased $1,288,000 or 62% due to increased production and a higher PP&E balance.

G&A expense increased $177,000 or 27% due to increases in both payroll costs and director fees in 2023 and an increase in investor relations and marketing costs in 2023.

Share based compensation for the second quarter of 2023 was $356,000 compared to $32,000 in the second quarter of 2022. The increase was due to stock option and restricted share unit grants made in the second quarter of 2023.

Finance expense decreased $1,145,000 in the second quarter of 2023 compared to the prior year quarter primarily due to lower realized losses on commodity contracts in 2023 compared to the prior year partially offset by higher interest expense in 2023.

FIRST SIX MONTHS 2023 HIGHLIGHTS

●	Average production for the first six months of 2023 was 2,803 BOEPD, an increase of 88% compared to the first six months 2022 average production of 1,493 BOEPD. This increase is due to production from the Emery 17-2H, the Brock 9-3H and the Glenn 16-3H wells which started production at the end of 2022 and the Barnes 8-1H, Barnes 8-2H and Barnes 8-3H wells which started production in the last week of June 2023 partially offset by wells that were shut-in during completion operations
●	Adjusted EBITDA(1) was $19.0 million in the first six months of 2023 compared to $11.4 million in the first six months of 2022, an increase of 67%. The increase was due to a 88% increase in production partially offset by a 29% decrease in average prices
●	Revenue, net of royalties was $24.4 million in the first six months of 2023 compared to $18.0 million for first six months of 2022, an increase of 36%, as production increased by 88% partially offset by lower average prices
●	Net income in the first six months of 2023 was $12.2 million compared to $4.6 million in the first six months of 2022. The increase was primarily due to an increase in production and lower realized losses on commodity contracts partially offset by a decrease in average prices and higher depreciation expense
●	Average netback from operations(2) for the first six months of 2023 was $42.07/boe, a decrease of 28% from the prior year period due to higher prices in 2022. Netback including commodity contracts(2) for the first six months of 2023 was $40.66/boe which was a decrease of 15% compared to the prior year period
●	Production and operating expenses per barrel averaged $6.04 per BOE in the first six months of 2023 compared to $8.40 per BOE in the first six months of 2022, a decrease of 28%. The decrease was due to increased production which reduced the per barrel fixed costs and lower production taxes due to a decrease in prices

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(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

First Six Months of 2023 versus First Six Months of 2022

Oil and gas gross revenues totaled $28,267,000 in the first six months of 2023 versus $20,544,000 in the first six months of 2022. Oil revenues increased $7,723,000 or 38% as oil production increased by 97% to 2,125 boepd partially offset by an average oil price decrease of $31.76 per barrel or 30%. Natural gas revenues decreased $94,000 or 8% to $1,047,000 as average natural gas prices decreased by $2.46/mcf or 43% to $3.28/mcf partially offset by a natural gas production increase of 61% to 1,765 mcfpd. Natural gas liquids (NGLs) revenues decreased $64,000 or 4% as average NGL prices decreased 42% to $21.67/boe partially offset by a NGL production increase of 66% to 384 boepd.

Average production for the first six months of 2023 was 2,803 BOEPD, an increase of 88% compared to the first six months 2022 average production of 1,493 BOEPD. This increase is due to production from the Emery 17-2H, the Brock 9-3H and the Glenn 16-3H wells which started production at the end of 2022 and the Barnes 8-1H, Barnes 8-2H and Barnes 8-3H wells which started production in the last week of June 2023 partially offset by wells that were shut-in during completion operations.

Production and operating expenses increased to $2,700,000 in the first six months of 2023, an increase of 19%. The increase was due to the increase in production and was partially offset by compressor costs which are accounted for as leases under IFRS 16 and therefore not included in the first six months of 2023 production and operating expenses. Production and operating expenses including these compressor costs would have been $3.1 million for the first six months of 2023.

Depletion and depreciation expense increased $4,487,000 or 139% due to increased production and a higher PP&E balance.

G&A expense increased $421,000 or 28% due to increases in both payroll costs and director fees in 2023 and an increase in investor relations and marketing costs in 2023.

Share based compensation for the first six months of 2023 was $374,000 compared to $157,000 in the first six months of 2022. The increase was due to stock option and restricted share unit grants made in the second quarter of 2023.

Finance income increased by $2.1 million for the first six months of 2023 due to an unrealized gain on commodity contracts in 2023.

Finance expense decreased $4.6 million in the first six months of 2023 compared to the prior year period primarily due to an unrealized loss on commodity contracts in the prior year and lower realized losses in the first six months of 2023 compared to 2022.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

($000 except as noted)

	June 30	December 31
	2023	2022

Current Assets
Cash	$945	$1,037
Trade and other receivables	4,272	5,773
Other current assets	369	670
Fair value of commodity contracts	123
	5,709	7,480

Non-current assets
Property, plant and equipment	189,441	176,554
Right of use assets	1,299	48
Fair value of commodity contracts	206	-
	190,946	176,602

Total Assets	$196,655	184,082

Current Liabilities
Trade and other payables	$13,075	$12,596
Lease payable	908	32
Fair value of commodity contracts	-	1,421
	13,983	14,049

Non-current liabilities
Loans and borrowings	17,746	17,799
Asset retirement obligations	1,704	1,425
Lease payable	415	17
Fair value of commodity contracts	-	594
	19,865	19,835

Equity
Share capital	296,227	296,221
Contributed surplus	23,693	23,254
Deficit	(157,113)	(169,277)
Total Equity	162,807	150,198

Total Equity and Liabilities	$196,655	184,082

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

($000 except as noted)

	Second Quarter		First Six Months
	2023	2022	2023	2022

Oil and natural gas revenue, net	$10,114	$12,428	$24,407	$17,975
Other income	-	28	1	29
	10,114	12,456	24,408	18,004

Production and operating expenses	1,147	1,364	2,700	2,271
Depletion and depreciation expense	3,375	2,087	7,713	3,226
General and administrative expenses	1,021	844	1,951	1,530
Stock based compensation	356	32	374	157
	5,899	4,327	12,738	7,184

Finance income	777	747	2,167	10
Finance expense	(724)	(1,869)	(1,673)	(6,279)

Net income	4,268	7,007	12,164	4,551
Net income per basic share	$0.12	$0.20	$0.34	$0.13
Net income per diluted share	$0.12	0.19	0.33	0.13

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KOLIBRI GLOBAL ENERGY

SECOND QUARTER 2023

(Unaudited, expressed in Thousands of United States dollars, except as noted)

	Second Quarter		First Six Months
	2023	2022	2023	2022
Oil revenue before royalties	$11,987	14,365	28,267	20,544
Gas revenue before royalties	232	750	1,047	1,141
NGL revenue before royalties	525	1,029	1,506	1,570
Oil and Gas revenue	12,746	16,144	30,820	23,255

Adjusted EBITDA(1)	7,646	8,572	19,042	11,384
Additions to property, plant & equipment	15,742	7,572	19,930	14,973

Statistics:	2nd Quarter		First Six Months
	2023	2022	2023	2022
Average oil production (Bopd)	1,821	1,439	2,125	1,078
Average natural gas production (mcf/d)	1,397	1,271	1,765	1,097
Average NGL production (Boepd)	361	277	384	232
Average production (Boepd)	2,415	1,928	2,803	1,493
Average oil price ($/bbl)	$72.33	$109.74	$73.51	$105.27
Average natural gas price ($/mcf)	$1.83	$6.48	$3.28	$5.74
Average NGL price ($/bbl)	$15.97	$40.82	$21.67	$37.40

Average price (Boe)	$58.00	$92.02	$60.75	$86.06
Less: Royalties (Boe)	11.98	21.19	12.64	19.55
Less: Operating expenses (Boe)	6.05	7.77	6.04	8.40
Netback from operations(2) (Boe)	$39.97	$63.06	$42.07	$58.11
Price adjustment from commodity contracts (Boe)	(1.37)	(9.40)	(1.41)	(10.33)
Netback including commodity contracts(2) (Boe)	$38.60	$53.66	$40.66	$47.78

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

The information outlined above is extracted from and should be read in conjunction with the Company’s unaudited financial statements for the three and six months ended June 30, 2023 and the related management’s discussion and analysis thereof, copies of which are available under the Company’s profile at www.sedar.com.

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NON-GAAP MEASURES

Netback from operations, netback including commodity contracts and adjusted EBITDA (collectively, the “Company’s Non-GAAP Measures”) are not measures or ratios recognized under Canadian generally accepted accounting principles (“GAAP”) and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows related to operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

An explanation of how the Company’s Non-GAAP Measures provide useful information to an investor and the purposes for which the Company’s management uses the Non-GAAP Measures is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedar.com and is incorporated by reference into this earnings release.

Netback from operations per barrel and its components are calculated by dividing revenue, less royalties and operating expenses by the Company’s sales volume during the period. Netback including commodity contracts is calculated by adjusting netback from operations by the realized gains or losses received from commodity contracts during the period. Netback is a non-GAAP ratio but it is commonly used by oil and gas companies to illustrate the unit contribution of each barrel produced. The Company believes that the netback is a useful supplemental measure of the cash flow generated on each barrel of oil equivalent that is produced in its operations. However, non-GAAP measures and non-GAAP ratios do not have any standardized meaning prescribed by IFRS and therefore, may not be comparable to similar measures or ratios used by other companies and should not be used to make comparisons.

The following is the reconciliation of the non-GAAP ratio netback from operations to net income (loss) from continuing operations, which the Company considers to be the most directly comparable financial measure that is disclosed in the Company’s financial statements:

(US $000)	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Net income (loss)	4,268	7,006	12,164	4,551

Adjustments:
Finance income	(777)	(746)	(2,167)	(10)
Finance expense	724	1,869	1,673	6,279
Share based compensation	356	32	374	157
General and administrative expenses	1,021	844	1,951	1,530
Depletion, depreciation and amortization	3,375	2,087	7,713	3,226
Other income	-	(28)	(1)	(29)
Operating netback	8,967	11,064	21,707	15,704

Netback from operations per BOE	39.97	63.06	42.07	58.11

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Adjusted EBITDA is calculated as net income before interest, taxes, depletion and depreciation and other non-cash and non-operating gains and losses. The Company considers this a key measure as it demonstrates its ability to generate cash from operations necessary for future growth excluding non-cash items, gains and losses that are not part of the normal operations of the Company and financing costs. The following is the reconciliation of the non-GAAP measure adjusted EBITDA:

(US $000)	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Net income	4,268	7,007	12,164	4,551
Depletion and depreciation	3,375	2,087	7,713	3,226
Accretion	44	6	89	12
Interest expense	375	212	860	437
Unrealized (gain) loss on commodity contracts	(777)	(746)	(2,167)	3,040
Share based compensation	356	32	374	157
Interest income	-	(1)	-	(3)
Other income	-	(28)	(1)	(29)
Foreign currency loss (gain)	5	3	10	(7)

Adjusted EBITDA	7,646	8,572	19,042	11,384

Cautionary Statements

In this news release and the Company’s other public disclosure:

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“Boes”) to reflect natural gas liquids and oil production and sales. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	The Company discloses peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that such production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

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Caution Regarding Forward-Looking Information

This release contains forward-looking information including information regarding the proposed timing and expected results of exploratory and development work including production from the Company’s Tishomingo field, Oklahoma acreage, projected cash flow, adjusted EBITDA and net debt, the Company’s reserves based loan facility, including scheduled repayments, expected hedging levels and the Company’s strategy and objectives. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements.

Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled, that declines will match the modeling, that future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that anticipated results and estimated costs will be consistent with management’s expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserves-based loan facility and that the borrowing base will not be reduced, that funds will be available from the Company’s reserves based loan facility when required to fund planned operations, that the Company will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, that anticipated results and estimated costs will not be consistent with management’s expectations, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks including flooding and extended interruptions due to inclement or hazardous weather), the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the risk that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the Company will cease to be in compliance with the covenants under its reserves-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base re-determination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that funding is not available from the Company’s reserves based loan facility at the times or in the amounts required for planned operations, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section, the Company’s most recent management’s discussion and analysis and the Company’s other public disclosure, available under the Company’s profile on SEDAR at www.sedar.com.

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Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this release is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

About Kolibri Global Energy Inc.

KEI is a North American energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy. The Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The common shares of the Company trade on the Toronto Stock Exchange (“TSX”) under the symbol “KEI” and on the Over the Counter QX (“OTCQX”) under the symbol “KGEIF”.

For further information, contact:

Wolf E. Regener, President and Chief Executive Officer +1 (805) 484-3613

Email: investorrelations@kolibrienergy.com

Website: www.kolibrienergy.com